SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A.
CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2
Publicly-Held Company, with Authorized Capital

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 10, 2006

1. DATE, TIME AND PLACE: May 10, 2006, at 11:00 a.m., on Av. Roque Petroni Júnior, 1464, 6º andar, lado B, São Paulo - SP.

2. CHAIRMANSHIP OF THE MEETING: Fernando Xavier Ferreira – Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira - Secretary.

3. INSTATEMENT: The meeting was instated with the attendance of the undersigned Directors, which represent a quorum under the terms of the Articles of Incorporation.

4. AGENDA AND RESOLUTIONS:

4.1. Replacement of Directors: The Chairman of the Board of Directors informed the other members of the Board of Directors about the letters of resignation of by Messrs. Carlos Manuel de Lucena e Vasconcelos Cruz and Luis Paulo Reis Cocco, received by him. Following, upon his proposal, the following members were elected in substitution for the resigning Director: Mr. João Pedro Amadeu Baptista, Portuguese, married, engineer, holder of Portuguese passport nº G045863, valid until March 01, 2011, resident and domiciled in the City of Lisbon, Portugal, with business offices at Avenida Fontes Pereira de Melo, nº 40, 11º andar, 1069-300, City of Lisbon, Portugal and Mr. Rui Manuel de Medeiros d’Espiney Patrício, Brazilian, married, lawyer, holder of identity card nº 080.27383-2, issued by IFP/RJ, enrolled with the CPF/MF under nº 656.812.078-20, with business offices at Ladeira de Nossa Senhora, 163, Glória, Rio de Janeiro/RJ, 22211-100. The Directors elected herein will complement the term of office in course, that is, until the 2009 General Meeting of Shareholders. It is recorded herein that they declared not to be convicted of any crime provided for by law which might prevent them from exercising business activities, as well as that they are able to execute the statement required in CVM Instruction no. 367/2002 and that they are committed to provide such executed statement at the time of their investiture. The investiture of a Director resident or domiciled abroad shall be conditioned on his appointment of an attorney-in-fact in Brazil. The Directors have caused their thanks to Messrs. Carlos Manuel de Lucena e Vasconcelos Cruz and Luis Paulo Reis Cocco for their excellent and dedicated contribution to the Company to be recorded in the minutes of the meeting.

4.2. Election of the Vice-Chairman of the Board of Directors: Mr. João Pedro Amadeu Baptista, as above identified, was elected as Vice-Chairman of the Board of Directors.

5. CLOSING OF THE MEETING: Since there was no other business to be transacted, the meeting was closed, and these minutes were drawn-up which, after having been read and approved, were signed by the Directors attending the meeting and by the Secretary, and were following transcribed in the proper book.  Signatures: Fernando Xavier Ferreira – Chairman of the Meeting and Chairman of the Board of Directors; Felix Pablo Ivorra Cano; Shakhaf Wine; Luiz Kaufmann; Antonio Gonçalves de Oliveira; Henri Philippe Reichstul - Directors; Ignácio Aller Mallo – Director represented by Mr. Felix Pablo Ivorra Cano; Breno Rodrigo Pacheco de Oliveira, General Secretary.

I hereby certify that this is a faithful copy of the original minutes, which were drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
General Secretary OAB/RS nº 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2006

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.